Exhibit 99.1

INDONESIA ENERGY CLOSES INITIAL TRANCHE OF

$7.0 MILLION PRIVATE PLACEMENT

JAKARTA, INDONESIA and DANVILLE, CA / ACCESSWIRE / January 24, 2022 / Indonesia Energy Corporation (NYSE American:INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced the closing of the initial $5.0 million tranche of a total anticipated $7.0 million private placement with a single institutional investor.

The Company intends to use the net proceeds from the private placement for funding its previously announced oil well drilling program and for working capital general corporate purposes.

The investment is in the form of a senior convertible note which carries a 6.0% original issue discount, resulting in proceeds before expenses to IEC of approximately $4.7 million. The note has an 18-month maturity and a fixed conversion price of $6.00 per ordinary share for voluntary conversions of the note, subject to adjustment. Beginning four months following the closing of this initial tranche, IEC is required to make equal monthly installment payments of the note through the maturity date, which payments are payable in cash or ordinary shares of IEC (or a combination of cash and shares), with such shares being valued for each payment on the terms provided for under the note.

As part of the investment, the investor was also granted a five year warrant to purchase 383,620 ordinary shares at an exercise price of $6.00 per share, subject to adjustment.

IEC has agreed to file a registration statement registering for resale the ordinary shares issuable upon conversion of the note and upon exercise of the warrant. Upon the declaration of effectiveness of such registration statement, and subject to the satisfaction of certain conditions, a second tranche of funding will be provided by the investor in the principal amount of $2 million, less a 6% original issuance discount, resulting in proceeds before expenses to IEC of approximately $1.88 million. Such principal amount, if funded, will be added to the principal amount of the note, and the investor will be entitled to receive an additional warrant (carrying the same terms as the initial warrant) to purchase 153,450 ordinary shares.

EF Hutton, division of Benchmark Investments, LLC, acted as exclusive placement agent for the private placement and received customary fees.

Additional information regarding this transaction will be provided in a Form 6-K to be filed by IEC with Securities and Exchange Commission.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (1,000,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, when used in the preceding discussion, the words “estimates,” “believes,” “hopes,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” or “may,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release other than those of historical fact, about an action, event or development, are forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results (including, without limitation, whether the second tranche of the financing described herein actually occurs, or the results of IEC’s drilling program) to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed on May 18, 2021, with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com